Exhibit 99.1
Gamma delta T cell engagers for the development of next - generation cancer therapeutics Corporate presentation January 2023

Legal Disclosure: Forward - looking Statements 2 This presentation contains statements that constitute forward - looking statements .. Many of the forward - looking statements contained in this presentation can be identified by the use of forward - looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” and similar terms and phrases .. Forward - looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations .. Forward - looking statements are based on our management’s beliefs and assumptions and on information currently available to our management .. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward - looking statements due to various important factors .. These risk and uncertainties include, among other things, the timing and results of our research and development programs, preclinical studies and clinical trials, including the timing of our clinical trials for LAVA - 051 and LAVA - 1207 , and the submission of INDs or CTAs for our other product candidates ; our ability to develop and obtain regulatory approval for and commercialize any of our product candidates ; the failure of LAVA’s collaborators to support or advance collaborations or our product candidates ; our ability to leverage our initial programs to develop additional product candidates using our Gammabody ™ platform ; and the risk that positive results in a preclinical study or clinical trial may not be replicated in subsequent trials or success in early stage clinical trials may not be predictive of results in later stage clinical trials .. For a discussion of other risks and uncertainties, and other important factors, any of which could cause our actual results to differ from those contained in the forward‐looking statements, see the "Risk Factors" section, as well as discussions of potential risks, uncertainties and other important factors, in the filings we make with the Securities and Exchange Commission from time to time .. Because forward - looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward - looking statements as predictions of future events .. Although we believe that we have a reasonable basis for each forward - looking statement contained in this presentation, the events and circumstances reflected in our forward - looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward - looking statements .. We qualify all of our forward - looking statements by these cautionary statements .. Any forward - looking statements represent the Company’s views only as of the date of this presentation and do not represent its views as of any subsequent date .. The Company explicitly disclaims any obligation to update any forward - looking statements .. By attending this presentation, you acknowledge and agree that you are cautioned not to place undue reliance on any forward - looking statements, and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of the Company ..

Pioneering Next-Generation Cancer Therapeutics

Proprietary Gammabody™ platform

- Bispecific antibody platform to engage Vγ9Vδ2 T cells for highly specific tumor cell killing
  - Leverage the unique quality of Vγ9Vδ2 T cells to selectively kill tumor cells while sparing normal cells
  - Fully modular approach amenable to the use of existing and newly generated antibodies from any platform
  - Gammabody™ combines potent tumor cell killing with no activation of suppressor T cells, low potential for on-target/off-tumor toxicity, and cytokine release syndrome

Clinical stage company

- 2 programs in Phase 1/2a trials
  - LAVA-051 (CD1d), initial data released ASCO and ASH 2022. Additional data expected to be released H1 2023
  - LAVA-1207 (PSMA), first data to be presented at ASCO-GU (Q1 2023). Additional data expected to be released H2 2023

Robust pipeline

- LAVA-1266 (CD123) projected to enter the clinic in the next 2 years and LAVA-1223 (EGFR, licensed to Seagen)
- Multiple additional preclinical programs
  - Includes partnered discovery program with Janssen (J&J)

Solid financials and partnerships

- $142.7M (Q3 2022) in cash and investments; >24 months cash runway
- Collaborations with Janssen (J&J) and Seagen

©LAVA Therapeutics 2023
3

Gammabody™ Pipeline: Potential in Hematological and Solid Tumor Indications

Candidate	Target	Indication(s)	Discovery	Preclinical	Phase 1	Phase 2	Milestones
LAVA-051	CD1d	MM CLL AML					• Additional data in 1H 2023
LAVA-1207	PSMA	mCRPC					• Phase 1 data Q1 2023 • Additional data 2H 2023
LAVA-1223	EGFR	Solid Tumors			Seagen		• Licensed to Seagen Sept 2022
LAVA-1266	CD123	Hematologic Malignancies					• IND/CTA filing expected in 2024
LAVA-1278	CD40	Hematologic Malignancies					
Janssen Collaboration	undisclosed		janssen				

MM: multiple myeloma
CLL: chronic lymphocytic leukemia
AML: acute myeloid leukemia
PSMA: prostate-specific membrane antigen
EGFR: epidermal growth factor receptor
mCRPC: metastatic castration-resistant prostate cancer

Hematologic malignancy | Solid Tumor

©LAVA Therapeutics 2023
4

Team Led by Experienced Leaders in the Biotech and Pharma Field



Steve Hurly, MSc, MBA
President & CEO

- 25+ years leadership experience in life sciences industry
- Seasoned drug developer and biotech strategist



Ton Adang, PhD
CDO

- Vast experience in drug development
- Extensive experience in product discovery and project management (e.g., KEYTRUDA)



Amy Garabedian, MSc, JD
General Counsel

- Extensive global, diversified legal and team building experience
- Almost 20 years practicing law, including over 15 years in the biotech and pharmaceutical industry



Paul Parren, PhD
EVP

- Industry leader in antibody science and drug development
- Vast experience inventing and developing therapeutic antibodies and technologies, including DARZALEX, RYBREVANT, TEPEZZA, TIVDAK & DuoBody



Fred Powell
CFO

- 20+ years of global CFO/leadership experience in biopharma
- Deep expertise across investor relations, finance, capital markets, operations and information technology



Hans van der Vliet, MD, PhD
CSO

- Inventor of LAVA's gamma delta T cell engager platform
- Medical oncologist, extensive experience in pre-clinical and clinical research



Benjamin Winograd, MD, PhD
CMO

- Longstanding expertise in clinical research and drug development in hematology and oncology
- Instrumental in several registrations, including REVLIMID and POMALYST

©LAVA Therapeutics 2023
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LAVA’s Proprietary Gammabody ™ Platform Bispecific Gamma Delta T Cell Engagers 6

Enthusiasm for Bispecific T Cell Engagers

- High expectations for T cell bi-specific therapies driving significant development
- 200+ bispecific antibodies in the clinic
- Four marketed bispecific T cell engagers and many in the pipeline
  - **blinatumomab** (Blincyto); CD3 x CD19 bsTCE (2014)
  - **tebentafusp** (KIMMTRAK); CD3 x TCR-fusion targeting HLA-A2/gp100 (2022)
  - **mosunetuzumab** (Lunsumio); CD3 x CD20 bsTCE (2022)
  - **teclistamab** (TECVAYLI); CD3 x BCMA bsTCE (2022)
- Several bispecific T cell engagers in late-stage development
  - **epcoritamab**; CD3 x CD20 bsTCE in regulatory review
  - **talquetamab**; CD3 x GPCR5D bsTCE in regulatory review
  - **glofitamab**; CD3 x bivalent CD20 bsTCE in regulatory review
  - **elranatamab**; CD3 x BCMA bsTCE in phase III
  - 80+ bispecific T cell engagers currently in clinical development


Bridging cells (in trans)
Effector cell
Target cell

Source: The Antibody Society; data as of Jan. 4, 2023
Labrijn, Janmaat, Reichert & Parren, Nature Reviews Drug Discovery, 2019, 18: 585-608

7

Source: The Antibody Society Data as of Jan. 4, 2023 1 0 1 0 3 1 0 0 0 1 6 4 5 5 10 16 17 21 35 45 31 65 59 0 10 20 30 40 50 60 70 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 c atumaxomab (malignant ascites) Approved in the EU in 2009 (withdrawn for commercial reasons) blinatumomab (B cell leukemia) Approved in the US in 2014 Approved in the EU in 2015 BiTE Triomab tebentafusp (uveal melanoma) Approved in the US in 2022 Approved in the EU in 2022 Number of bispecific antibodies Year bispecific antibody first entered the clinic mosunetuzumab (lymphoma) Approved in the US in 2022 Approved in the EU in 2022 emicizumab (hemophilia) Approved in the US in 2017 Approved in the EU in 2018 Common LC bsAb amivantamab (Lung cancer) Approved in the US in 2021 Approved in the EU in 2021 DuoBody teclistamab (multiple myeloma) Approved in the US in 2022 Approved in the EU in 2022 DuoBody Crossmab TCR - scFv fusion f aricimab (macular degeneration) Approved in the US in 2022 Approved in the EU in 2022 Crossmab 8 200+ Bispecific Antibodies in the Clinic 7 Approved

• High expectations for targeted T cell therapies in cancer, but often: • Narrow therapeutic window: • Cytokine Release Syndrome • On - target/off - tumor - related toxicities • Activates immunosuppressive T cells • Sporadic efficacy in solid tumors Therapeutic Window therapeutic effect toxic effect © LAVA Therapeutics 2023 9 Bispecific T Cell Engagers

• Selecting ‘tumor - specific’ targets • Step - dosing / subcutaneous dosing • Decreasing affinity for T cells • Masking/site - specific activation • Recruiting alternative effector cells • Address only narrow target range, and/or • Cumbersome, and/or • Strongly decrease potency © LAVA Therapeutics 2023 10 Strategies for Widening the Therapeutic Window

Gammabody™ Platform: Bispecific γδ T Cell Engagers

DIFFERENTIAL APPROACH

A versatile bispecific antibody platform for developing novel cancer therapeutics tumor cell
γδ-T cell
TAA
Vγ9Vδ2 TCR
cytolytic molecules
tumor cell death
tumor cell
activated γδ-T cell

OFF-THE-SHELF THERAPEUTICS

- ✓ Fully modular platform
- ✓ High developability
- ✓ Small size favors tumor penetration
- ✓ Proven quality of antibody products
- ✓ 2 formats in the clinic : bsVHH and bsVHH-Fc



MECHANISM OF ACTION

LAVA's proprietary bispecific antibodies are designed to:

- Target Vγ9Vδ2 T cells to tumor antigens initiating selective tumor cell killing while sparing normal cells.
- Carry a low potential for on-target/off-tumor toxicity and cytokine release syndrome (CRS).

©LAVA Therapeutics 2023 11

Bispecific γδ T Cell-Engagers Aim to Harness Innate and Adaptive Immunity

Introducing Vγ9Vδ2 T cells

- Largest γδ-T cell subset in blood: (~90-95% of total γδ-T cells)
- Natural ability to recognize and kill tumor cells
- Highly cytotoxic
- Relatively abundant in tumor-infiltrating lymphocytes
- Presence of γδ T cells associated with improved outcomes in cancer patients

- Recognize tumors through phosphoantigen-BTN2A1/3A1 complex
- Consistent proinflammatory cytotoxic effector T cell population
- Does not contain immune-dampening regulatory T cell subsets
- Ability to present antigen and orchestrate immune responses


Innate Immunity
Adaptive Immunity
monocyte-macrophage
basophil
dendritic cell
eosinophil
granulocyte
Mast cell
NK cell
γδ
γδ T cell
NK T cell
Regulatory T cell
CD4 T cell
CD8 T cell
B cell
Cytotoxic T cell
antibodies
Plasma cell

Adapted from Dranoff G., Nature Rev. Cancer 2004; 4: 11-22

©LAVA Therapeutics 2023

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Off-the-Shelf Gammabody™ Platform: Enhances Innate Tumor Recognition by Directing Vγ9Vδ2 T Cells to the Cancer Cells

Natural Activation Mechanism

1 Vγ9Vδ2 T cells recognize stress signals
TCR interacts with pAg-butyrophilin complex



Vγ9Vδ2 T cell
Vγ9Vδ2 TCR
butyrophilin
stress signal
pAg
tumor cell

Gammabody™ Provides Tumor Recognition to Trigger Vγ9Vδ2 T Cell-Mediated Immunity

1 Conditionally activate Vγ9Vδ2 T cells upon crosslinking with tumor associated antigen (TAA)

2 Retains recognition of natural stress signals



Vγ9Vδ2 T cell
Vγ9Vδ2 TCR
Gammabody™
TAA
butyrophilin
stress signal
pAg
tumor cell

LAVA's Gammabody™ directs Vγ9Vδ2 T cells to tumors with high affinity to induce direct tumor cell killing and orchestrate an immunological cascade of anti-cancer responses and while retaining tumor selectivity

©LAVA Therapeutics 2023
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Cascade of Anti-Cancer Responses – Potential Translation to Favorable Therapeutic Window



POTENT KILLING
EC50 in the low picomolar range
EXPANSION
BROAD IMMUNE ACTIVATION
NK
B
ANTIGEN PRESENTATION
OVERALL SURVIVAL

In addition to direct tumor cell killing, Vγ9Vδ2 T cells have the potential to orchestrate an immunological cascade response that includes activation of innate and adaptive immune cells in the tumor microenvironment

Efficacy

- Potent killing of cancer cells (EC_{50}s in the low picomolar range)
- No co-activation of immune-suppressive Tregs which dampen antitumor efficacy of cytotoxic T cells
- Orchestrate innate and adaptive immune responses, potentially resulting in potent and durable responses
- Activity against hematologic malignancies and solid tumors, including immunologically "cold" tumors
- Potential for expansion of Vγ9Vδ2 T cells can result in an increased number of anti-tumor Vγ9Vδ2 T cells in the tumor

Safety

- Conditional activation with high accuracy
- Greatly reduced potential for cytokine release syndrome (CRS); no evidence of CRS in NHP studies

Adapted from Dranoff G, Nature Rev Cancer 2004; 4: 11-22 Kabelitz D et al., Cell Mol Immunol 2020; 17: 925–939

©LAVA Therapeutics 2023

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Expansion & Cascade Response Without Treg Activation in Preclinical Models

Expansion



Gammabody™ - Mediated Expansion of Vγ9Vδ2 T Cells
γδ T cell expansion
80
60
40
20
0
no bsTCE
CD1d Gammabody™
CD40 Gammabody™
0 Days
4 Days
7 Days

Cascade Response



PBMC
+ tumor
+ tumor + EGFR Gammabody™
N=4; *: p<0.05, **: p<0.01
CD25 expression (%)
60
40
20
0
**
*
*
*
0.17
Vγ9Vδ2 T cells
CD4+ T cells
CD8+ T cells
CD56dimCD16+ NK cells
CD56+CD16- NK cells

No Treg Activation



Activation of regulatory T cells
CD69 expression (%)
100
80
60
40
20
0
**
*
*: p<0.05
**: p<0.01
A431 + - + + + + +
Treg - + + + + + +
EGFR-CD3 TCE - - - - - 1 50 nM
EGFR Gammabody™ - - - 1 50 - - nM

Gammabody™ can induce robust gamma delta T cell expansion and can amplify the anti- tumor immune response via downstream activation of other immune cells while avoiding co-activation of immunosuppressive T cells such as Tregs

Data on file: LAVA Therapeutics N.V.

©LAVA Therapeutics 2023

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Gammabody™ Can Selectively Kill Cancer Cells While Sparing Healthy Cells in Hematologic Malignancy and Solid Tumor models

CD20 Gammabody™ Mediated Killing


CD20 gamma-delta bsTCE
Killing of target cells (%)
[LAVA compound] (log pM)
C1R tumor cells
B cells
C1R tumor cells only
B cells only
C1R tumor cells + γδ-T cells only
EC50 C1R tumor cells = 0.043 pM

PSMA Gammabody™ Mediated Killing


***
% living cells
Prostate cancer
Normal prostate
Medium
+ PSMA Gammabody™
+ Vγ9Vδ2 T cells
+ Vγ9Vδ2 T cells
+ PSMA Gammabody™
***: p<0.001

Preferential killing of cancer versus healthy cells demonstrated *in vitro* and *ex vivo*;
May prevent on-target/off-tumor mediated toxicity and allow for targeting of widely expressed tumor associated antigens

Data on file: LAVA Therapeutics N.V.

©LAVA Therapeutics 2023

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Non-Clinical Safety Data Indicate Good Tolerability

- Non-clinical safety studies using Gammabody™ molecules designed for cross-reactivity support the benign safety profile of the platform

- NHP studies completed with Gammabody™ molecules targeting CD1d, CD20 and EGFR
  - CD1d, CD20 targeting surrogate Gammabody™ (without Fc) were dosed up to 10 mg/kg (4 hr infusion, 4 doses, every 2 days) and biweekly at 1 mg/kg for 1 month
  - EGFR targeting surrogate Gammabody™ (without Fc) was dosed up to 10 mg/kg (4 hr infusion, 4 doses, every 2 days)
  - EGFR-targeting surrogate Gammabody™ (Fc-containing) was dosed up to 23 mg/kg (0.5 hr infusion, 4 weekly doses)


Vγ9-scFv
EGFR-VHH

- **No signs of cytokine release syndrome, no changes in general health parameters, relevant clinical chemistry, hematology or histopathology observed**

- In stark contrast, EGFR-targeting is severely toxic for first generation bsTCEs
  - NHPs infused with a CD3xEGFR BiTE required euthanasia within 3 days at doses that were 200-fold lower (on a molar basis) compared to an EGFR Gammabody with cell death observed in all tissues expressing EGFR (Lutterbuese et al., PNAS 2010)

©LAVA Therapeutics 2023
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Gammabody™ Platform: A Novel T cell engager approach for cancer therapy

γδ T cell engager platform

- Highly potent (kills at picomolar concentrations)
- Recruits additional immune effector cells by antigen presentation and cascade response
- No activation of regulatory T-cells

- Tumor-cell selective, relative sparing of healthy cells expressing the target
- Low risk for on-target / off tumor toxicity
- Low risk for CRS anticipated
- Potential for a wide therapeutic window

- Applicable to hematological and solid tumor indications (including 'cold' tumors)



LAVA's γδ T cell engagers
tumor killing potency
tumor selectivity
conditional T cell activation
regulatory T cell activation
tolerability
high
medium
low



CD3-based T cell engagers
tumor killing potency
tumor selectivity
conditional T cell activation
regulatory T cell activation
tolerability
high
medium
low

©LAVA Therapeutics 2023
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Clinical - stage company

LAVA - 051 Targets CD1d to Activate V γ9 V δ2 T Cells and iNKT Cells for the Potential Treatment of CLL, MM & AML

LAVA-051: First-in-Class Gammabody™ Targeting CD1d

Format

- Humanized bispecific single domain antibody (bsVHH) of 27kDa
  - Short plasma half-life, prolonged functional half-life through high-affinity TCR binding

Mechanism of Action

- Engages Vγ9Vδ2 T cells to mediate potent killing of CD1d-expressing tumor cells
  - Activates iNKT cells to mediate killing of CD1d-expressing tumor cells as a secondary mechanism of action
  - CD1d is expressed on tumor cells in CLL, MM and AML
  - Pre-clinical data support mechanism of action, anti-cancer activity, effector cell expansion and tumor selectivity tumor cell
iNKT cell
γδ-T cell
tumor cell
CD1d
TCR
TCR
iNKT cell
Vγ9Vδ2-T cell
tumor cell
cytolytic molecules
cytolytic molecules
bispecific VHH
iNKT cell
Vγ9Vδ2-T cell

Status

- Phase 1/2a clinical trial ongoing in MM, CLL and AML

©LAVA Therapeutics 2023
21

LAVA - 051: Pre - Clinical Data Support Mechanism of Action and Function © LAVA Therapeutics 2023 22 Expansion of V γ9 V δ2 T and iNKT cells Lysis of patient tumor cells 0 20 40 60 80 100 CLL specific lysis (relative %) 0 20 40 60 80 100 MM 0 20 40 60 80 100 AML negative control LAVA - 051 0 5 10 15 20 iNKT cells 0 20 40 60 80 V γ 9V δ 2 T cells fold expansion • LAVA - 051 triggers expansion of V γ 9V δ 2 T and iNKT cells in the presence of CD1d - positive tumor cells • LAVA - 051 mediates V γ 9V δ 2 T and iNKT cell - mediated cytotoxicity of patient CLL, MM and AML cells Adapted from Lameris et al., submitted Data on file: LAVA Therapeutics N.V

LAVA - 051 Phase 1/2a in Hematological Malignancies © LAVA Therapeutics 2023 23 • Primary objectives: investigate safety and tolerability of LAVA - 051 and determine the recommended Phase 2 dose • Secondary objectives: include evaluation of PK, PD, immunogenicity and preliminary antitumor activity • LAVA - 051 administered as 2 - hour infusion (IV), or subcutaneous injection (SC) (day 1, 8 and twice a week thereafter) * Cohort 5 only: 2nd dose administered SC, remaining doses IV Clinicaltrials.gov NCT04887259

LAVA-051 – Initial Phase 1 Data - Adverse Events

- LAVA-051 has reached a dose of 200 μg (~400x the starting dose) in MM and CLL patients
- Most observed AEs have not been suspected to be related
- Frequency and severity of AEs have not correlated with increasing dose levels
- No CRS and no ICANS (ASTCT) and no clinically relevant increase in the CRS-related cytokine IL-6

(Data cut-off date: 11 Nov 2022)

ASH 2022 abstract #2014
ICANS = Immune Effector Cell Associated Neurotoxicity Syndrome;
DLT = Dose Limiting Toxicity; ASTCT = American Society for Transplantation and Cellular Therapy
Data on file: LAVA Therapeutics N.V

©LAVA Therapeutics 2023
24

LAVA - 051 – Initial Phase 1 Data - Pharmacodynamics © LAVA Therapeutics 2023 25 ASCO 2022 abstract 2577; ASH 2022 abstract #2014 Data on file: LAVA Therapeutics N.V • Pharmacodynamic parameters reflect changes expected for the LAVA - 051 mechanism of action • Vγ9Vδ2 - T cell activation markers (CD25 and CD69) upregulated following dosing • Maximum Vγ9Vδ2 T cell receptor occupancy (RO) increased with dose

LAVA - 051 - Pharmacokinetics © LAVA Therapeutics 2023 26 Pharmacokinetics 1 st dose IV, 2 nd dose SC patient 32 - 001 cohort #5  IV  SC  IV • Linear LAVA - 051 pharmacokinetics • SC bioavailability 74% compared to IV (based on data from Pt 32 - 001) ASH 2022 abstract #2014 Data on file: LAVA Therapeutics N.V

LAVA - 051 – Initial Phase 1 Data - Patient Characteristics and Time on Treatment © LAVA Therapeutics 2023 27 MM/CLL 6/6 Male/Female 8/4 Median age (range) 69 (59 - 76) Prior therapies, median (range) – MM/CLL 4 (3 - 5) / 5.5 (4 - 13) ASH 2022 abstract #2014 , corrected Data on file: LAVA Therapeutics N.V Data cut - off: 11 NOV 2022 * Death due to COVID - 19

LAVA - 051 – Initial Phase 1 Data - Potential Signs of Activity © LAVA Therapeutics 2023 28 CLL • Patient with R/R CLL ( 15 m g) • Temporary enlargement and tenderness of several involved lymph nodes accompanied by grade 2 fever during Cycle 1 ‒ Resembled a tumor - flare reaction, as reported in CLL with lenalidomide • Patient assessed as having stable disease • Percent of clonal B cells in peripheral blood decreased • Numbers of CD 1 d expressing monocytes remained similar MM • High - risk MM patient (45 m g) • 4 prior lines of therapy within 6 years from diagnosis • Refractory to last 3 lines of treatment • 23% reduction in M - protein • Both patients ceased treatment due to COVID 0 25 50 75 100 125 0.01 0.1 1 Treatment days Cell count (x10 9 /L) Lymphocytes Clonal B cells Monocytes EHA 2022 abstract #1463 R/R = Relapsed/Refractory Permission for photo obtained Data on file: LAVA Therapeutics N.V

LAVA - 051: Summary of Initial Phase 1 Data Presented © LAVA Therapeutics 2023 29 • LAVA - 051 is a next - generation bispecific γδ T cell engager designed for a broad therapeutic window • LAVA - 051 has reached a dose of 200 m g (400x the starting dose) in MM and CLL patients • Most observed Adverse Events (AEs) have not been suspected to be related to LAVA - 051 treatment • Frequency and severity of AEs have not correlated with increasing dose levels • No Cytokine Release Syndrome (CRS) and no ICANS ( ASTCT - criteria) • No significant increase in the CRS - related cytokine IL - 6 • Linear pharmacokinetics and satisfactory SC bioavailability • PD parameters reflect changes as expected per Mechanism of Action • Potential signs of clinical activity • Trial continuing, including US sites (IND cleared) and evaluation of SC dosing ICANS: Immune Effector Cell Associated Neurotoxicity Syndrome ASTCT: American Society for Transplantation and Cellular Therapy DLT: Dose Limiting Toxicity

LAVA - 1207 Gammabody ™ that Activates V γ9 V δ2 T Cells by Targeting PSMA for the Treatment of mCRPC

LAVA - 1207: PSMA - targeting Gammabody ™ for Prostate Cancer © LAVA Therapeutics 2023 31 Format • Contains a Fc domain for extended plasma half - life; silenced to avoid off - target T cell activation • Small size (compared to regular IgG antibodies) to facilitate tumor penetration Mechanism of Action • Specifically directs V γ 9V δ 2 T cells to PSMA - expressing tumor cells • PSMA is a well - validated tumor target • Mediates potent killing of PSMA - positive tumor cells • Pre - clinical data support mechanism of action, anti - cancer activity & selectivity Status • Phase 1/2a trial in mCRPC ; patient recruitment ongoing (NCT05369000) 10 -3 10 -2 10 -1 10 0 10 1 10 2 10 3 10 4 0 50 100 150 concentration LAVA-1207 (pM) % specific killing PC-3 (PSMA-neg) LNCaP (PSMA-high) LNCaP-PSMA KO Data on file: LAVA Therapeutics N.V

LAVA - 1207: Preclinical Data Support Activity and Selectivity in Patient Samples © LAVA Therapeutics 2023 32 • LAVA - 1207 triggers activation of autologous V γ9 V δ2 T cells in the presence of patient - derived tumor cells • LAVA - 1207 induces selective tumor cell lysis Medium + LAVA-1207 0 5 10 15 20 CD107a expression (%) Tumor-infiltrating V γ 9V δ 2 T cells Medium + LAVA-1207 0 20 40 60 80 CD107a expression (%) PBMC V γ 9V δ 2 T cells Control + PBMC + LAVA-1207 + PBMC + LAVA-1207 0 25 50 Tumor tissue Lysed cells (% relative to control) Control + PBMC + LAVA-1207 + PBMC + LAVA-1207 0 25 50 Normal tissue Lysed cells (% relative to control) V γ 9V δ 2 T cell degranulation Preferential lysis of prostate tumor cells Data on file: LAVA Therapeutics N.V

LAVA - 1207 Phase 1/2a in mCRPC © LAVA Therapeutics 2023 33 • Primary objective: investigate safety and tolerability of LAVA - 1207 and determine recommended dose and schedule based on optimal biological dose • Secondary objectives include evaluation of PK, PD, immunogenicity and preliminary antitumor activity • LAVA - 1207 administered as IV infusion, every 2 weeks Clinicaltrial.gov NCT05369000

LAVA - 1223 – Licensed to Seagen Gammabody ™ for the treatment of EGFR - expressing solid tumors

LAVA - 1223: EGFR - Targeting Gammabody ™ © LAVA Therapeutics 2023 35 Format • Gammabody ™ format containing a silenced Fc domain Mechanism of Action • Induces preferential lysis of EGFR - expressing tumor cells while relatively sparing EGFR - expressing normal cells Status • Exclusive worldwide license agreement with Seagen Inc. • Seagen to develop and commercialize LAVA - 1223, potential for milestones of up to approximately $650 million and royalties Patient derived tumor tissue Patient derived non - tumor tissue King et al., submitted Data on file: LAVA Therapeutics N.V

CD123 Targeting Gammabody ™ for the Treatment of Hematologic Malignancies LAVA - 1266

LAVA - 1266: CD123 - Targeting Gammabody ™ In Development for Treating Hematological Malignancies © LAVA Therapeutics 2023 37 Mechanism of Action • Induces preferential lysis of CD123 - expressing tumor cells while relatively sparing CD123 - expressing normal cells • CD123 is overexpressed in a wide range of hematological malignancies Status • CTA/IND enabling studies ongoing; filing anticipated in 2024 0.01 0.1 1 10 100 1000 0 20 40 60 80 100 LAVA-1266 concentration [pM] Specific cell death (%) EC50 ~ 8 pM Potent lysis of primary AML cells 0.01 0.1 1 10 100 1000 0 20 40 60 80 100 LAVA-1266 concentration (pM) Specific cell death (%) CD123+ tumor cell line CD123+ healthy cells (donor 1) CD123+ healthy cells (donor 2) Preferential lysis of tumor cells Data on file: LAVA Therapeutics N.V

Milestones

Gammabody™ Pipeline: Potential in Hematological and Solid Tumor Indications

Candidate	Target	Indication(s)	Discovery	Preclinical	Phase 1	Phase 2	Milestones
LAVA-051	CD1d	MM CLL AML					• Additional data in 1H 2023
LAVA-1207	PSMA	mCRPC					• Phase 1 data Q1 2023 • Additional data 2H 2023
LAVA-1223	EGFR	Solid Tumors			Seagen		• Licensed to Seagen Sept 2022
LAVA-1266	CD123	Hematologic Malignancies					• IND/CTA filing expected in 2024
LAVA-1278	CD40	Hematologic Malignancies					
Janssen Collaboration	undisclosed		janssen				

MM: multiple myeloma
CLL: chronic lymphocytic leukemia
AML: acute myeloid leukemia
PSMA: prostate-specific membrane antigen
EGFR: epidermal growth factor receptor
mCRPC: metastatic castration-resistant prostate cancer

Hematologic malignancy | Solid Tumor

©LAVA Therapeutics 2023

39

Thank you